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[TORYS LLP LETTERHEAD]             237 Park Avenue      Andrew Beck
                                   New York, New York   Direct Tel. 212.880.6010
                                   10017.3142           abeck@torys.com

                                   TEL. 212.880.6000
                                   FAX  212.682.0200

                                   www.torys.com

                                   November 15, 2004


Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

Attention:  Ms. Peggy Fisher

            RE: OCCULOGIX, INC. REGISTRATION STATEMENT ON FORM S-1, AMENDMENT NO. 3 COMMISSION FILE NO. 333-118204 FILED ON NOVEMBER 15, 2004

                 On behalf of our client, OccuLogix, Inc. (the "Company"), we transmit for your review Amendment No. 3 to the Registration Statement on Form S-1 (the "Third Amended Form S-1") of the Company, which amends Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-118204) (the "Amended Form S-1") of the Company filed on November 1, 2004.

                 The Third Amended Form S-1 reflects changes made in response to the comment letter received from the Staff of the Securities and Exchange Commission (the "Commission"), dated November 10, 2004 (the "Comment Letter"). The page numbers referenced in the responses included in this letter refer to the enclosed marked EDGAR submission of the Third Amended Form S-1. This letter provides responses and supplemental information in response to the comments of the Staff and is keyed to the headings and comment numbers contained in the Comment Letter.

General

         1. YOUR FILING CONTINUES TO CONTAIN NUMEROUS BLANKS, AND WE WILL HAVE ADDITIONAL COMMENTS WHEN YOU FILE AN AMENDMENT THAT CONTAINS COMPLETE DISCLOSURE.

                  In response to the Staff's comment, the Company has revised the disclosure throughout the prospectus to complete the outstanding information, other than certain information in the table of selling stockholders.


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                                     - 2 -

Graphics

         2. DELETE THE AMSLER GRID YOU PROPOSE TO INCLUDE AS YOUR GRAPHIC. THE PURPOSE OF GRAPHICS IS TO GRAPHICALLY PORTRAY A REGISTRANT'S PRODUCTS IN ORDER TO AID INVESTOR UNDERSTANDING, NOT TO PROVIDE A DIAGNOSTIC MEDICAL TEST.

                  In response to the Staff's comment, the Company has deleted the Amsler Grid which the Company initially proposed to include as its graphic. The Company supplementally advises the Staff that the Company has included the graphics on pages 48 and 54 of the prospectus, in color, on the inside front cover of the prospectus.

Prospectus Summary

         3. WE NOTE YOUR RESPONSE TO COMMENT 3 AND REISSUE THE COMMENT. WE ALSO NOTE THE DETAILED INFORMATION ABOUT THE RESULTS ON PAGE
                  58. QUANTIFY IN THE SUMMARY THE NUMBER OF PATIENTS IN THE MIRA-1 INTERIM ANALYSIS WHOSE VISION IMPROVED TO MEET OR EXCEED THE VISUAL ACUITY REQUIREMENTS TO DRIVE. ON PAGE 57, IT APPEARS THAT THE CHART AT THE BOTTOM COVERS ONLY 19 PATIENTS. EXPAND THE INTRODUCTORY PARAGRAPH ON PAGE 57 TO CLARIFY. ARE THERE PATIENTS WHOSE VISION NEITHER IMPROVED NOR GOT WORSE? PROVIDE SIMILAR DISCLOSURE FOR


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                  THE CHART ON PAGE 58. ALSO, EXPLAIN THE RELEVANCE OF THE "MEAN
                  CHANGE BCVA" OF 1.1. EXPLAIN HOW THAT "MEAN CHANGE" WOULD AFFECT A HYPOTHETICAL PATIENT WHO WAS DIAGNOSED WITH 20/40 VISION BEFORE THE STUDY. WE NOTE YOU MEASURE VISION
                  IMPROVEMENT "GREATER THAN OR EQUAL TO 3 LINES, 2 LINES, AND 1 LINE." EXPLAIN HOW THOSE MEASUREMENTS ARE REFLECT IN CHANGES
                  TO BCVA.

                  In response to the Staff's comment, the Company has revised the disclosure on pages 1, 44 and 57. The Company supplementally advises the Staff that there were seven patients whose vision neither improved nor got worse. The goal of the treatment is to slow down or halt visual deterioration from Dry AMD and, therefore, neither improving nor getting worse is considered to be a success.

                  The Company supplementally advises that it cannot quantify how much "worse than legal driving vision" the patients in the interim analysis were at the beginning of the clinical trial because it does not have that information. Normally no information about an FDA clinical trial is available until the trial is complete (MIRA-1 is ongoing). However, with FDA permission, the Company was able to have the interim analysis prepared. The interim analysis was prepared by an independent entity agreed to by the FDA. The source data for these patients was only released to this independent entity and not the Company and the Company cannot get this source data which it needs to comply with the Staff's comment


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                  without violating the MIRA-1 protocol and compromising the clinical trial. Due to these protocol restrictions, the Company cannot request this information from the independent entity either. The Company believes that even without this additional information, as a result of the revisions made to pages 1 and 44 of the prospectus in response to the remainder of the Staff's comment above, in particular discussing the limited size of the sample that made up the 58% (11 of 19), the revised disclosure would not be misleading to investors even if it did not contain the suggested information as to the extent of improvement. A copy of the interim analysis has supplementally been provided as Appendix A to this letter.

         4.       WE NOTE YOUR RESPONSE TO COMMENT 4. ACCORDING TO A RECENT NEWS
                  ARTICLE IN THE GLOBE AND MAIL, THE FOUNDER OF RHEO THERAPEUTICS, INC., JEFFREY MACHAT, WAS INVOLVED IN THE LAUNCH OF TLC VISION CORP., AND IS PLANNING TO OPEN HIS FIRST RHEO CLINIC DURING THE LAST TWO WEEKS OF NOVEMBER. WE ALSO NOTE THAT HE CURRENTLY PERFORMS VISION CORRECTION SURGERY AT TLC'S TORONTO CLINIC. OTHER PUBLICATIONS IDENTIFY DR. MACHAT AS CO-FOUNDER OF TLC. DISCLOSE HIS PAST RELATIONSHIP WITH TLC AND ALL BUSINESS RELATIONSHIPS AND EQUITY INTERESTS HE HAS WITH TLC AND/OR OCCULOGIX WHENEVER YOU DISCUSS THE RHEO THERAPEUTICS PURCHASE AGREEMENT, AND DELETE THE REPRESENTATION THAT RHEO THERAPEUTICS IS "INDEPENDENT." WE BELIEVE DR. MACHAT'S PREVIOUS


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                  RELATIONSHIP WITH TLC IS MATERIAL TO POTENTIAL INVESTORS, AND
                  IT SHOULD BE FULLY DISCLOSED. WE REMIND YOU OF YOUR OBLIGATIONS UNDER THE FEDERAL SECURITIES LAWS REGARDING THE ACCURACY AND ADEQUACY OF DISCLOSURE THROUGHOUT THIS FILING.

                  In response to the Staff's comment, the Company has revised the disclosure on pages 2, 5, 31, 44, 46, 52, 61, F-22, F-40 and F-51.

5. THE ABOVEMENTIONED NEWS ARTICLE INCLUDES PROMOTIONAL STATEMENTS ABOUT YOUR PRODUCT AND TREATMENT. WE NOTE THAT THIS IS NOT THE FIRST ARTICLE OF THIS NATURE. PLEASE ADVISE IF YOU HAVE PROVIDED SUCH INFORMATION TO THE SOURCE OF THE ARTICLE. ALSO ADVISE SUPPLEMENTALLY WHAT STEPS YOU ARE TAKING TO ENSURE THAT INTERESTED PARTIES CEASE THEIR PARTICIPATION IN NEWSPAPER ARTICLES THAT COULD BE CONSTRUED TO CONDITION THE MARKET FOR THE REGISTRANT'S SECURITIES.

                  In response to the Staff's comments, the Company supplementally advises that it did not provide any information to the source of the article. The Company also notes that the article states that "OccuLogix declined comment because it is in registration for an initial public offering..." The Company supplementally advises the Staff that, in August 2004, it circulated a memorandum prepared by its legal counsel to all of its directors, executive officers, employees and affiliates,


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                  explaining the communications that are not permitted while the
                  Company is in registration. The Company also notes that, while Dr. Machat was previously an officer and director of TLC and he currently has a contractual relationship with one of TLC's clinics in Toronto, Canada, neither TLC nor the Company is affiliated with Rheo Therapeutics.

                  If you would like to discuss any of our responses to the comments, or if you would like to discuss any other matters, please telephone the undersigned at (212) 880-6010 or Adam Armstrong at (416) 865-7336.



                                                  Yours truly,



                                                  /s/ Andrew J. Beck

AJB/mt

cc:  Elias Vamvakas, OccuLogix, Inc.
     David Chaikof, Torys LLP
     Marjorie Sybul Adams, Piper Rudnick LLP